UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-27058

PAREXEL International Corporation 401(k) Retirement Savings Plan

(Full Title of the Plan)

PAREXEL International Corporation

200 West Street

Waltham, MA 02451

(Name of Issuer of the Securities Held Pursuant to the

Plan and the Address of its Principal Executive Offices)

AUDITED FINANCIAL STATEMENTS AND

SUPPLEMENTAL SCHEDULE

PAREXEL International Corporation 401(k) Retirement Savings Plan

Year Ended December 31, 2007

PAREXEL International Corporation 401(k) Retirement Savings Plan

Audited Financial Statements and Supplemental Schedule

Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

PAREXEL International Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of PAREXEL International Corporation 401(k) Retirement Savings Plan as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/ ERNST & YOUNG LLP

Boston, Massachusetts

June 23, 2008

PAREXEL International Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value:
Fidelity Contrafund	$16,648,705	$13,704,956
Fidelity Diversified International Fund	15,072,887	12,162,277
Fidelity Magellan Fund	14,348,248	12,585,580
Fidelity Blue Chip Growth Fund	9,787,618	9,368,559
Fidelity Fund	8,484,005	7,599,527
Fidelity Balanced Fund	5,116,985	4,458,370
Fidelity Asset Manager Portfolio	4,702,440	4,847,426
Fidelity Retirement Money Market Portfolio	4,521,660	4,221,240
Fidelity Intermediate Bond Fund	4,376,022	4,043,260
Artisan Mid Cap Fund	2,963,032	1,780,653
Fidelity Small Cap Stock Fund	2,451,529	1,888,187
Fidelity Low-Priced Stock Fund	1,724,621	1,913,762
Fidelity Freedom 2020 Fund	1,688,176	1,015,317
Oakmark Fund	1,641,422	1,439,903
Fidelity Freedom 2030 Fund	1,529,500	1,132,613
Fidelity Freedom 2040 Fund	1,307,340	818,164
Fidelity Freedom 2035 Fund	1,295,470	286,845
Fidelity Freedom 2025 Fund	829,291	432,705
Fidelity Freedom 2010 Fund	790,474	802,367
Fidelity Freedom 2015 Fund	761,365	405,442
PAREXEL International Stock Fund	734,073	284,039
Fidelity Freedom Income Fund	417,201	405,132
Fidelity Freedom 2000 Fund	188,486	191,637
Fidelity Freedom 2045 Fund	155,284	—
Fidelity Freedom 2005 Fund	80,479	31,962
Fidelity Freedom 2050 Fund	71,181	—
Fidelity Cash Reserves Fund	269	108
Participant loans	946,792	868,745

Total investments	102,634,555	86,688,776

Receivables:
Participants’ contributions	315,607	266,418
Employer contribution	—	73,088

Total receivables	315,607	339,506

Net assets available for benefits	$102,950,162	$87,028,282

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2007

Additions
Contributions:
Participants	$9,738,075
Employer	2,249,464
Rollovers	1,588,301

13,575,840

Net appreciation in fair value of investments	3,450,055
Transfer from other Plans (Note 1)	1,386,211
Dividends and interest income	8,247,587

Total additions	26,659,693

Deductions
Benefits paid to participants	10,708,021
Administrative expenses	29,792

Total deductions	10,737,813

Net increase	15,921,880
Net assets available for benefits at beginning of year	87,028,282

Net assets available for benefits at end of year	$102,950,162

See accompanying notes.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The following description of the PAREXEL International Corporation (the Company or Plan Sponsor) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) profit sharing plan established effective January 1, 1988. It is subject to the provisions of the Internal Revenue Code of 1986, as amended, (the Code) and the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan covers all full-time, part-time, and temporary employees of the Company who are age 21 years or older.

On November 16, 2006, the Company acquired California Clinical Trials Medical Group, Inc. Effective May 1, 2007, the California Clinical Trials 401(k) Plan was merged into the Plan. Total plan assets amounting to $1,386,211 were transferred into the Plan.

Contributions

Participants may contribute up to 60% of their annual compensation, as defined and including 100% of cash bonuses, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company matches an amount equal to 100% of the first 3% of compensation contributed by each participant, not to exceed $3,000 per participant per annum. In addition, the Company may make a discretionary contribution to be allocated to eligible participants in the ratio that each eligible participant’s compensation bears to the total compensation paid to all eligible participants for the plan year. During the plan year ended December 31, 2007, no discretionary contribution was made to the Plan by the Company.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Participant Accounts

Participant accounts are maintained by an independent recordkeeper, Fidelity Retirement Investment Services. Each participant’s account is credited with the participant’s contributions, Company matching contributions, an allocation of Plan earnings (losses), and is charged with an allocation of administrative expenses, as applicable. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their voluntary contributions, plus actual earnings thereon. Vesting in Company contributions and earnings thereon is based on years of continuous service. Each participant vests in 20% increments for each of the first five years of credited service, as defined.

Forfeitures of terminated participants’ nonvested accounts can be used to reduce future Company contributions to the Plan, and pay for the Plan’s administrative fees. During the year ended December 31, 2007, forfeitures used to offset Company contributions amounted to $449,550, and $20,274 was used to pay administrative fees. At December 31, 2007 and 2006, forfeited nonvested amounts available to offset future Company contributions amounted to $321,969 and $218,145, respectively.

Participant Loans

A participant may borrow from his or her account a minimum of $1,000, not to exceed the lesser of $50,000 or 50% of his or her vested account balance. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local market rates for similar loans. Loans must be repaid within five years, unless the loan is for the purchase of a primary residence, in which case it is repayable in ten years. Principal and interest are paid ratably through payroll deductions.

Benefits

A participant’s account is payable in a lump-sum amount equal to the vested value of his or her account upon termination of service, retirement or early retirement, if elected, death, permanent or total disability, or age 59  1/2. In-service withdrawals may be made in the event of a financial hardship, yet will result in the suspension of all contributions for 12 months.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments in mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued based upon quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

Security transactions are accounted for on a trade-date basis, and realized gains and losses on investments are calculated as the difference between the cost of the investment shares sold and the market value of the shares sold. The net appreciation in the fair value of investments reported in the statement of changes in net assets available for benefits includes realized and unrealized gains and losses on investments. Investment income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

All Plan expenses are paid by the Company, except those relating to recordkeeping fees on participant loans, which are allocated to the individual participants’ accounts.

PAREXEL International Corporation 401(k) Retirement Savings Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (FAS 157), Fair Value Measurement. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan management is currently evaluating the effect that the provisions of FAS 157 will have on the Plan’s financial statements.

3. Investments

During the year ended December 31, 2007, the Plan’s investments (including investments bought, sold, and held during the year) appreciated in value as follows:

Mutual funds	$3,403,562
PAREXEL International Stock Fund	46,493

Net appreciation in fair value of investments	$3,450,055

4. Risks and Uncertainties

The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market, liquidity and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5. Income Tax Status

The underlying nonstandardized prototype plan has received an opinion letter from the Internal Revenue Service (IRS), dated December 5, 2001, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code, and therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2006-6 and 2005-16, the Plan Sponsor has determined that it is eligible to, and has chosen to, rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

PAREXEL International Corporation 401(k) Retirement Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN No. 04-2776269 Plan No. 001

December 31, 2007

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
*Fidelity Contrafund	227,721 shares	$16,648,705
*Fidelity Diversified International Fund	377,766 shares	15,072,887
*Fidelity Magellan Fund	152,852 shares	14,348,248
*Fidelity Blue Chip Growth Fund	221,142 shares	9,787,618
*Fidelity Fund	212,898 shares	8,484,005
*Fidelity Balanced Fund	260,937 shares	5,116,985
*Fidelity Asset Manager Portfolio	303,187 shares	4,702,440
*Fidelity Retirement Money Market Portfolio	4,521,660 shares	4,521,660
*Fidelity Intermediate Bond Fund	431,135 shares	4,376,022
Artisan Mid Cap Fund	95,767 shares	2,963,032
*Fidelity Small Cap Stock Fund	140,649 shares	2,451,529
*Fidelity Low-Priced Stock Fund	41,930 shares	1,724,621
*Fidelity Freedom 2020 Fund	106,779 shares	1,688,176
Oakmark Fund	40,659 shares	1,641,422
*Fidelity Freedom 2030 Fund	92,584 shares	1,529,500
*Fidelity Freedom 2040 Fund	134,361 shares	1,307,340
*Fidelity Freedom 2035 Fund	94,698 shares	1,295,470
*Fidelity Freedom 2025 Fund	62,920 shares	829,291
*Fidelity Freedom 2010 Fund	53,338 shares	790,474
*Fidelity Freedom 2015 Fund	61,055 shares	761,365
*PAREXEL International Stock Fund	15,198 shares	734,073
*Fidelity Freedom Income Fund	36,436 shares	417,201
*Fidelity Freedom 2000 Fund	15,237 shares	188,486
*Fidelity Freedom 2045 Fund	13,681 shares	155,284
*Fidelity Freedom 2005 Fund	6,826 shares	80,479
*Fidelity Freedom 2050 Fund	6,227 shares	71,181
*Fidelity Cash Reserve Fund	269 shares	269
*Participant loans	5% to 10%	946,792

		$102,634,555

*	Indicates party-in-interest to the Plan.

Note: Cost information has not been included because all investments are participant directed.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the PAREXEL International Corporation 401(k) Retirement Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Date: June 24, 2008	By:	/s/ Michael Brandt
Michael Brandt
Vice President, Human Resources

Index to Exhibits

Exhibit No.
23	Consent of Independent Registered Public Accounting Firm